
SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

16 July 2003

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA


03024764

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

dlw 7/22

Severn Trent Plc (the "Company") has today been informed that, on 14 July 2003, Mr J K Banyard, a director of the Company, acquired 7,800 ordinary shares of 65 $^{5/19}$ pence through an exercise of options under the Company's Share Option Scheme, at an option price of £6.25 per share. Mr Banyard immediately disposed of 7,800 ordinary shares at a price of £7.00 per share. Following this notification, Mr Banyard's interests in the ordinary shares of the Company remain unchanged.

www.severntrent.com